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                                    FINANCIAL
                                   PROTECTION


                                  PRESS RELEASE

                                                                 JANUARY 6, 2005

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              AXA HELD TODAY A PRESENTATION ON IFRS KEY PRINCIPLES

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Paris - AXA held today a presentation to explain the accounting policy changes arising from the introduction of International Financial Reporting Standards ("IFRS") principles and their anticipated implications for AXA.

There remains a degree of uncertainty on some key standards and their interpretation and until completion of AXA's 2004 consolidation process. As a result, this press release and the presentation contain unaudited figures and information which are subject to change. Final figures for the 2004 balance sheet and income statement will be reported in June 2005.

  KEY POINTS FROM THE PRESENTATION:

    o IFRS is a technical accounting change to the way AXA will report and present consolidated financial statements: there is no underlying change to the economics of our business.

    o Key performance indicators should remain largely unchanged: underlying earnings, new business contribution, embedded value, margin analysis, cost-income ratio and cash flows for the life business, combined ratio for the P&C business, assets under management and net inflows for the asset management business.

    o IFRS will not change AXA's asset allocation philosophy which is driven by strict Asset and Liability Management (ALM) guidelines.

  MAIN ACCOUNTING POLICY CHANGES ANTICIPATED FOR AXA:

    o The scope of consolidation will be extended to include Investment and Real Estate funds which were exempted under French accounting principles (FGAAP).

    o Most invested assets will be accounted for at fair value under IFRS. Going forward, change in fair value of these assets will impact mainly shareholders' equity and, to a lesser extent, the income statement, depending on asset classification. This impact will be largely mitigated by an adjustment of the insurance liabilities called "shadow accounting".

    o    Past business combinations will not be restated.

    o Goodwill resulting from past acquisitions will no longer be amortized. Goodwill will be subject to impairment tests at least once a year as it is already the case in FGAAP and US GAAP. Goodwill will be booked in the local currency of the acquired entity with retroactive adjustment for currency fluctuation on opening shareholders' equity.

    o Past employee benefit actuarial gains and losses previously disclosed in AXA's annual report (Document de Reference) will be amortized in the opening shareholders' equity. Future earnings should benefit from the absence of amortization of these losses, which will be partly offset by share-based compensation costs in line with new IFRS requirements.

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    o    Under IFRS, certain Life insurance contracts (Investment contracts without discretionary participation features) will see their accounting treatment changed. These contracts represent approximately 9% of 2003 insurance reserves and 6% of 2003 AXA FGAAP gross insurance revenues. Under IFRS, they will be accounted for as fees and not premiums.

    o As a result of all of the above, the estimated global impact on AXA's 2004 opening shareholders' equity is expected to be around -5%.

    o    ESTIMATED IMPACTS ON OTHER KEY METRICS:

    o    Overall, AXA's financial structure should be unaffected.

    o The French regulator is not looking at IFRS but still at French GAAP for European consolidated solvency margin purposes.

    o    AXA's dividend capacity will be unchanged.

    o In 2004 and compared to French GAAP, IFRS underlying earnings should be broadly unchanged while adjusted earnings and net income should be up.

Replay of the presentation will be available for the 3 following days at these numbers:

- European number + 44 (0)20 7031 4064 (Pin code: 636958)
- US number: + 1 954 334 0342 (Pin code: 636958)
Replay will also be available from tomorrow afternoon on AXA Group web site.

This press release and the presentation are available on AXA Group web site: www.axa.com(2).

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ABOUT AXA

AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 827 billion in assets under management as of June 30, 2004, and reported total revenues of Euro 37 billion and underlying earnings of Euro 1,436 million for first half 2004. Total revenues for the first nine months of 2004 were Euro 54 billion. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depositary Share is also listed on the NYSE under the ticker symbol AXA.

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AXA INVESTOR RELATIONS:                   AXA MEDIA RELATIONS:
----------------------                    -------------------
Matthieu Andre:     +33.1.40.75.46.85     Christophe Dufraux:  +33.1.40.75.46.74
Caroline Portel:    +33.1.40.75.49.84     Clara Rodrigo:       +33.1.40.75.47.22
Sophie Bourlanges:  +33.1.40.75.56.07     Rebecca Le Rouzic:   +33.1.40.75.97.35
Kevin Molloy:       +1.212.314.28.93      Mary Taylor:         +1.212.314.58.45


IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. These statements speak only as of the date of the particular statement. These statements are not historical facts but instead represent our belief regarding future events many of which are inherently uncertain and outside of our control. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in such forward-looking statements (or from past results). These risks and uncertainties include, without limitation, risks related to AXA's business such as the risk of future catastrophic

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(1) Outside of France, the website address is: www.axa.com/default1.asp
(2) Outside of France, the website address is: www.axa.com/default1.asp
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events, including possible future terrorist related incidents, economic and market developments, regulatory actions and developments, and litigation and other legal proceedings. Please refer to AXA's Annual Report on Form 20-F and AXA's Document de Reference for the year ended December 31, 2003, for a description of certain important factors, risks and uncertainties that could affect AXA's business. AXA does not undertake nor intends to undertake any obligation to (and expressly disclaims any such obligation to) publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances, or otherwise.





























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